EXHIBIT (m)(9)(b)

SCHEDULE A EATON VANCE MUTUAL FUNDS TRUST CLASS R DISTRIBUTION PLAN November 15, 2010

Fund	Adopted:

Eaton Vance Government Obligations Fund	June 16, 2003
Eaton Vance Global Dividend Income Fund	December 12, 2005
Eaton Vance Strategic Income Fund	June 15, 2009
Eaton Vance Global Macro Absolute Return Fund	March 15, 2010
Eaton Vance Global Macro Absolute Return Advantage Fund	November 15, 2010

A-1